                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                November 14, 2003

                        Commission File Number 001-16625


                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F /X/ Form 40-F / /

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes / /      No /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (Registration Nos. 333-104974, 333-106182, 333-107376,
333-108441-01 and 333-109309), as amended, and the Registration Statement on Form F-4 (Registration Statement No. 333-108462), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762, 333-76938 and 333-109446) filed by Bunge Limited under the
Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

                                  BUNGE LIMITED

                                INDEX TO FORM 6-K

                                                                                       Page
                                                                                       ----
FINANCIAL STATEMENTS                                                                     2

     Consolidated Balance Sheets at September 30, 2003 and December 31, 2002             2

     Consolidated Interim Statements of Income for the Three Months Ended and
        Nine Months Ended September 30, 2003 and 2002                                    3

     Consolidated Interim Statements of Cash Flows for the Nine Months Ended
        September 30, 2003 and 2002                                                      4

     Notes to Consolidated Interim Financial Statements                                  5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS                                                           19

    Disclosure Regarding Forward-Looking Information                                    19

    Events Affecting Operating Results                                                  19

    Results of Operations                                                               20

    Liquidity and Capital Resources                                                     28

    Recent Developments                                                                 30

    Dividends                                                                           30

    Critical Accounting Policies                                                        30

    Recent Accounting Pronouncements                                                    30

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                              31

OTHER INFORMATION                                                                       33

EXHIBIT INDEX                                                                           35

FINANCIAL STATEMENTS

                         BUNGE LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             (UNITED STATES DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                                                   SEPTEMBER 30,   DECEMBER 31,
                                                                                       2003            2002
                                                                                   -------------   ------------
                                                                                    (UNAUDITED)
                                     ASSETS

Current assets:
   Cash and cash equivalents ...................................................   $         501   $        470
   Trade accounts receivable (less allowance of $97 and $80) ...................           1,355          1,168
   Inventories (Note 3) ........................................................           2,382          2,407
   Recoverable taxes ...........................................................              76             79
   Deferred income taxes .......................................................              77             87
   Other current assets (Note 6) ...............................................           1,025          1,238
                                                                                   -------------   ------------
Total current assets ...........................................................           5,416          5,449
                                                                                   -------------   ------------
Property, plant and equipment, net .............................................           1,900          2,056
Goodwill (Note 5) ..............................................................             169            239
Investment in affiliates .......................................................             530             52
Deferred income taxes ..........................................................             271            131
Other non-current assets .......................................................             395            297
                                                                                   -------------   ------------
TOTAL ASSETS ...................................................................   $       8,681   $      8,224
                                                                                   =============   ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term debt .............................................................   $         671   $      1,250
   Current portion of long-term debt ...........................................             232            249
   Trade accounts payable ......................................................           1,609          1,271
   Other current liabilities (Note 7) ..........................................           1,171          1,024
                                                                                   -------------   ------------
Total current liabilities ......................................................           3,683          3,794
                                                                                   -------------   ------------
Long-term debt .................................................................           1,684          1,904
Deferred income taxes ..........................................................             189            128
Other non-current liabilities ..................................................             380            431

Commitments and contingencies (Note 10)

Minority interest in subsidiaries ..............................................             545            495

Shareholders' equity:
   Common shares, par value $.01; authorized - 240,000,000
     shares; issued and outstanding: 2003 - 99,879,782 shares,
     2002 - 99,332,233 shares ..................................................               1              1
   Additional paid-in capital ..................................................           2,010          1,999
   Receivable from former shareholder (Note 8) .................................               -            (55)
   Retained earnings ...........................................................             933            653
   Accumulated other comprehensive loss ........................................            (744)        (1,126)
                                                                                   -------------   ------------
Total shareholders' equity .....................................................           2,200          1,472
                                                                                   -------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .....................................   $       8,681   $      8,224
                                                                                   =============   ============

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                    CONSOLIDATED INTERIM STATEMENTS OF INCOME

           (UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                  THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                                     SEPTEMBER 30,               SEPTEMBER 30,
                                                                              -------------------------   -------------------------
                                                                                  2003          2002          2003          2002
                                                                              -----------   -----------   -----------   -----------
                                                                                     (UNAUDITED)                 (UNAUDITED)
Net sales .................................................................   $     5,826   $     3,603   $    15,936   $     9,390
Cost of goods sold ........................................................        (5,462)       (3,107)      (15,038)       (8,390)
                                                                              -----------   -----------   -----------   -----------

GROSS PROFIT ..............................................................           364           496           898         1,000
Selling, general and administrative expenses ..............................          (183)         (132)         (505)         (371)
Gain on sale of soy ingredients business (Note 4) .........................             -             -           111             -
                                                                              -----------   -----------   -----------   -----------

INCOME FROM OPERATIONS ....................................................           181           364           504           629
Non-operating income (expense) - net (Note 11) ............................           (12)         (177)           16          (283)
                                                                              -----------   -----------   -----------   -----------

INCOME BEFORE INCOME TAX AND MINORITY INTEREST ............................           169           187           520           346
Income tax expense (Note 14) ..............................................           (47)          (65)         (131)         (104)
                                                                              -----------   -----------   -----------   -----------

INCOME BEFORE MINORITY INTEREST ...........................................           122           122           389           242
Minority interest .........................................................           (33)          (27)          (78)          (61)
                                                                              -----------   -----------   -----------   -----------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLES .............................................................            89            95           311           181
Cumulative effect of a change in accounting principles,
   net of tax benefit of $6 ...............................................             -             -             -           (23)
                                                                              -----------   -----------   -----------   -----------

NET INCOME ................................................................   $        89   $        95   $       311   $       158
                                                                              ===========   ===========   ===========   ===========

EARNINGS PER COMMON SHARE - BASIC (NOTE 15):
Income before cumulative effect of change in accounting principles ........   $       .89   $       .96   $      3.12   $      1.91
Cumulative effect of change in accounting principles ......................             -             -             -          (.24)
                                                                              -----------   -----------   -----------   -----------

Net income per share ......................................................   $       .89   $       .96   $      3.12   $      1.67
                                                                              ===========   ===========   ===========   ===========

EARNINGS PER COMMON SHARE - DILUTED (NOTE 15):
Income before cumulative effect of change in accounting principles ........   $       .88   $       .95   $      3.08   $      1.90
Cumulative effect of change in accounting principles ......................             -             -             -          (.25)
                                                                              -----------   -----------   -----------   -----------

Net income per share ......................................................   $       .88   $       .95   $      3.08   $      1.65
                                                                              ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                  CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                       (UNITED STATES DOLLARS IN MILLIONS)

                                                                                        NINE MONTHS ENDED
                                                                                          SEPTEMBER 30,
                                                                                   ----------------------------
                                                                                        2003           2002
                                                                                   -------------   ------------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES

Net income .....................................................................   $         311   $        158
Adjustments to reconcile net income to cash provided by (used for)
   operating activities:
     Gain on sale of soy ingredients business ..................................            (111)             -
     Foreign exchange (gains) losses ...........................................             (68)           247
     Bad debt expense ..........................................................               9             17
     Depreciation, depletion and amortization ..................................             133            118
     Cumulative effect of change in accounting principles ......................               -             23
     Deferred income taxes .....................................................             (43)             -
     Minority interest .........................................................              78             61
     Other - net ...............................................................             (39)            11
     Changes in operating assets and liabilities, excluding
        the effects of acquisitions:
        Trade accounts receivable ..............................................              57             29
        Inventories ............................................................             173           (809)
        Recoverable taxes ......................................................              14            (67)
        Trade accounts payable .................................................              69            381
        Arbitration settlement (Note 10) .......................................             (57)             -
        Other - net ............................................................             112            (15)
                                                                                   -------------   ------------
           Cash provided by operating activities ...............................             638            154

INVESTING ACTIVITIES
Payments made for capital expenditures .........................................            (183)          (132)
Business acquisitions, net of cash acquired ....................................            (108)           (97)
Proceeds from disposal of property, plant and equipment ........................              26              6
Proceeds from sale of assets held for sale .....................................             449             12
                                                                                   -------------   ------------
           Cash provided by (used for) investing activities ....................             184           (211)

FINANCING ACTIVITIES
Net change in short-term debt ..................................................            (583)          (615)
Proceeds from long-term debt ...................................................             324          1,068
Repayment of long-term debt ....................................................            (594)          (507)
Proceeds from affiliates loan ..................................................              41
Proceeds from receivable from former shareholder ...............................              55              -
Proceeds from sale of common shares ............................................               7            292
Dividends paid to shareholders .................................................             (31)           (27)
Dividends paid to minority interest ............................................             (61)           (27)
                                                                                   -------------   ------------
           Cash (used for) provided by financing activities ....................            (842)           184
Effect of exchange rate changes on cash and cash equivalents ...................              51            (95)
                                                                                   -------------   ------------

Net increase in cash and cash equivalents ......................................              31             32
Cash and cash equivalents, beginning of period .................................             470            199
                                                                                   -------------   ------------
Cash and cash equivalents, end of period .......................................   $         501   $        231
                                                                                   =============   ============

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

           The accompanying unaudited consolidated interim financial statements of Bunge Limited and subsidiaries (Bunge) have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial information and with reference to the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet at December 31, 2002 has been derived from Bunge's audited financial statements at that date. Operating results for the three and nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2002 included in Bunge's 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission.

           Reclassifications - Certain reclassifications were made to the December 31, 2002 consolidated balance sheet to conform to the current presentation.

2.   NEW ACCOUNTING STANDARDS

           In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150), ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that a company classify a financial instrument, which is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and to certain other instruments that existed prior to May 31, 2003 as of the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on Bunge's consolidated financial statements.

           In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES (FIN 46), an interpretation of Accounting Research Bulletin No. 51, CONSOLIDATED FINANCIAL STATEMENTS (ARB
     51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities that are subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective in the fourth quarter of 2003. Bunge does not believe the adoption of FIN 46 will impact the accounting for its accounts receivable securitizations. Bunge is evaluating the effect, if any, that FIN 46 will have on its consolidated financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.   INVENTORIES

           Inventories consist of the following:

                                                                                   SEPTEMBER 30,   DECEMBER 31,
     (US$ IN MILLIONS)                                                                  2003          2002
     -----------------                                                             -------------   ------------
                                                                                    (UNAUDITED)

     Agribusiness - Readily marketable inventories at market value (1) .........   $       1,563   $      1,517
     Fertilizer ................................................................             359            214
     Edible oils ...............................................................             198            346
     Milling and baking ........................................................              55             63
     Other (2) .................................................................             207            267
                                                                                   -------------   ------------
     Total .....................................................................   $       2,382   $      2,407
                                                                                   =============   ============

     ----------
     (1) Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.
     (2)  Agribusiness inventories carried at lower of cost or market.

4.   BUSINESS COMBINATIONS AND ALLIANCES

           ACQUISITION OF CEREOL S.A. - In 2002, Bunge acquired 97.38% of the shares of Cereol S.A. for $787 million in cash (net of cash acquired of $90 million). In April 2003, Bunge acquired the remaining 2.62% of the shares of Cereol for $23 million in cash. As a result, Bunge owns 100% of Cereol's capital and voting rights. Cereol is engaged in the processing of oilseeds and the production of edible oils in Europe and North America. Cereol's results of operations have been included in the consolidated financial statements of Bunge since October 1, 2002. Bunge financed the Cereol acquisition with available cash and borrowings.

           The acquisition is being accounted for using the purchase method under SFAS No. 141, BUSINESS COMBINATIONS. The cost to acquire Cereol has been allocated to the assets acquired and liabilities assumed, according to estimated fair values.

           The following table summarizes the available data as of September
     30, 2003 of the estimated fair value of the assets acquired and liabilities assumed at the date of the Cereol acquisition.

                                                                                      (US$ IN MILLIONS)
                                                                                      -----------------
      CALCULATION OF PURCHASE PRICE:

        Cash paid...............................................................           $   900
        Current liabilities assumed.............................................               835
        Other non-current liabilities assumed...................................               472
                                                                                      -----------------
        Total...................................................................           $ 2,207
                                                                                      =================
      ALLOCATION OF PURCHASE PRICE:

        Current assets..........................................................           $   948
        Property, plant and equipment...........................................               363
        Net assets of Lesieur...................................................               200
        Assets contributed to Solae.............................................               520
        Other non-current assets................................................               202
        Minority interest ......................................................               (26)
                                                                                      -----------------
        Total...................................................................           $ 2,207
                                                                                      =================

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


4.   BUSINESS COMBINATIONS AND ALLIANCES(CONTINUED)

           In connection with the Cereol acquisition, Bunge has accrued termination benefits and facility related exit costs as part of its integration plan (the "Plan"). The Plan is designed to streamline personnel and close surplus or unprofitable facilities acquired from Cereol. These costs, which totaled $35 million, have been accrued as part of the purchase price and are included in current liabilities on the consolidated balance sheet at September 30, 2003. Bunge commenced the integration process, which included an evaluation of these issues, prior to the October 2002 consummation of the Cereol acquisition and finalized the Plan in the nine months ended September 30, 2003. Of the costs accrued, $29 million relate to employee termination and $6 million relate to facility closures. The execution of the Plan will result in the termination of approximately 340 employees and the closure of 8 facilities. The following table summarizes activity related to the Plan:

                                                                EMPLOYEE
                                                               TERMINATION     FACILITY
       (US$ IN MILLIONS)                                          COSTS       EXIT COSTS     TOTAL
       ----------------                                        -----------   ------------   -------
       Accrued in purchase price...........................       $ 29          $  6         $ 35
       Amount paid.........................................         (7)           (1)          (8)
                                                               -----------   ------------   -------
       Balance at September 30, 2003.......................       $ 22          $  5         $ 27
                                                               ===========   ============   =======

           As of September 30, 2003, 155 employees have been terminated pursuant to the Plan. Payments related to employee termination costs are expected to be substantially completed in 2004. Payments related to facility exit costs are expected to be substantially completed in 2004. The Plan is expected to be funded by cash flows from operations. No significant unresolved issues exist related to the Plan. Any adjustments to the Plan will be reported as an adjustment to purchase price during the one-year period following the date of acquisition and as a component of net income after the allocation period.

           SAIPOL JOINT VENTURE - In November 2002, Bunge announced its agreement to sell Lesieur, a French producer of branded bottled vegetable oils, to Saipol, an oilseed processing joint venture between Cereol and Sofiproteol (the financial arm of the French oilseed farmer's association). In July 2003, Bunge completed the sale of Lesieur and received in cash $240 million for the sale, which included repayment of Lesieur intercompany debt of $72 million owed to Cereol at closing and a note receivable from Saipol of $31 million. The note receivable matures in July 2009 with interest payable annually at a rate of 5.55%. Bunge did not recognize any gain or loss on this transaction. In addition, as a result of this transaction, Bunge has a 33.34% interest in the Saipol joint venture, which is accounted for under the equity method.

           DUPONT ALLIANCE - In January 2003, Bunge announced its agreement to form an alliance with E.I. duPont de Nemours and Company (DuPont) to expand its agribusiness and soy ingredients businesses. The alliance consists of three components: a joint venture (The Solae Company, or Solae) for the production and distribution of specialty food ingredients, such as soy protein products and lecithins; a biotechnology agreement to jointly develop and commercialize soybeans with improved quality traits; and an alliance to develop a broader offering of services and products to farmers.

           In April 2003, Bunge and DuPont signed definitive agreements and formed Solae, a soy ingredients joint venture, with DuPont contributing its Protein Technologies food ingredients business and Bunge contributing its North American and European ingredients operations. In exchange, Bunge received a 28% interest in Solae. As a result of this transaction, Bunge recorded a long-term investment in Solae in its consolidated balance sheet at June 30, 2003. The carrying value of net assets contributed, which also

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


4.   BUSINESS COMBINATIONS (CONTINUED)

     equals fair value, was $520 million. Bunge did not recognize any gain or loss on this transaction. Bunge accounts for this investment under the equity method.

           In May 2003, Bunge sold its Brazilian soy ingredients operations to Solae for $251 million in cash, net of expenses of approximately $5 million. Consequently, Bunge recognized a gain on sale of $111 million in the second quarter of 2003 that was included in income from operations.

           OTHER BUSINESS COMBINATIONS - In the nine months ended September 30, 2003, Bunge has completed certain smaller acquisitions in India and Eastern Europe having an aggregate purchase price of approximately $33 million.

5.   GOODWILL AND OTHER INTANGIBLE ASSETS

           At September 30, 2003, the changes in the carrying value of goodwill by segment are as follows.

                                                                                   MILLING AND
                                                                     EDIBLE OIL      BAKING
 (US$ IN MILLIONS)                                    AGRIBUSINESS    PRODUCTS      PRODUCTS     UNALLOCATED      TOTAL
 -----------------                                    --------------------------------------------------------------------
 Balance, December 31, 2002 .......................   $        129   $         -   $        21   $        89   $       239
 Goodwill acquired during the year ................             17             1             -             -            18
 Foreign exchange translation .....................             12             -             -             -            12
 Tax benefit on goodwill amortization .............            (11)            -             -             -           (11)
 Allocated acquisition purchase price .............              -             -             -           (89)          (89)
                                                      ------------   -----------   -----------   -----------   -----------
 Balance, September 30, 2003 ......................   $        147   $         1   $        21   $         -   $       169
                                                      ============   ===========   ===========   ===========   ===========

           Bunge's Brazilian subsidiary's tax deductible goodwill is in excess of its book goodwill. For financial reporting purposes, the tax benefits attributable to the excess tax goodwill are first used to reduce goodwill and then intangible assets to zero, prior to recognizing any income tax benefit in the statement of operations.

           As a result of the Cereol acquisition, Bunge assigned to its edible oil products segment approximately $53 million of intangible assets attributable to product trademarks in Eastern Europe.

6.   OTHER CURRENT ASSETS

           Other current assets consist of the following:

                                                                                   SEPTEMBER 30,   DECEMBER 31,
     (US$ IN MILLIONS)                                                                  2003           2002
     -----------------                                                             -------------   ------------
                                                                                    (UNAUDITED)
     Prepaid commodity purchase contracts ......................................   $         155   $        173
     Secured advances to suppliers .............................................             196            205
     Unrealized gain on derivative contracts ...................................             348            162
     Assets of investment held for sale - Lesieur (Note 4) .....................               -            367
     Marketable securities .....................................................              14             12
     Other .....................................................................             312            319
                                                                                   -------------   ------------
     Total .....................................................................   $       1,025   $      1,238
                                                                                   =============   ============

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7.   OTHER CURRENT LIABILITIES

           Other current liabilities consist of the following:

                                                                                   SEPTEMBER 30,   DECEMBER 31,
    (US$ IN MILLIONS)                                                                   2003           2002
    -----------------                                                              -------------   ------------
                                                                                    (UNAUDITED)
    Accrued liabilities ........................................................   $         594   $        456
    Unrealized loss on derivative contracts ....................................             360            138
    Advances on sales ..........................................................             136             89
    Liabilities of investment held for sale - Lesieur (Note 4) .................               -            207
    Other ......................................................................              81            134
                                                                                   -------------   ------------
    Total ......................................................................   $       1,171   $      1,024
                                                                                   =============   ============

8.   RELATED PARTY TRANSACTIONS

           In June 2003, Bunge received $55 million from its former sole shareholder, Mutual Investment Limited, as final payment of a long-term note receivable, relating to a capital contribution made in 2000. This $55 million note receivable was included in shareholders' equity at December 31, 2002. Bunge recorded interest income of $1 million and $3 million for the nine months ended September 30, 2003 and 2002, respectively, and $1 million for the three months ended September 30, 2002, pertaining to the receivable.

           Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Mutual Investment Limited engaged in the business of meat and poultry production. These sales were $1 million for both the three months ended September 30, 2003 and 2002 and $4 and $3 million for the nine months ended September 30, 2003 and 2002, respectively.

           In addition, Bunge sold soybeans and related soybean products to Solae, which totaled $27 million and $57 million for the three and nine months ended September 30, 2003, respectively. Bunge also purchased soybean meal and soybean oil from Solae, which totaled $23 million and $36 million for the three and nine months ended September 30, 2003, respectively.

9.   LONG-TERM DEBT

           In May 2003, Bunge completed an offering of $300 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 5.875% per year that mature in May 2013. The notes were issued by Bunge's wholly owned finance subsidiary Bunge Limited Finance Corp. and fully and unconditionally guaranteed by Bunge. Interest is payable semi-annually in arrears in May and November of each year, commencing in November 2003. Bunge used the net proceeds of this offering, approximately $296 million, to reduce short-term borrowings and to finance the repayment of the current portion of long-term debt coming due.

           There are no significant restrictions on the ability of Bunge Limited Finance Corp. or any other Bunge subsidiary to transfer funds to Bunge.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10.  COMMITMENTS AND CONTINGENCIES

           Bunge is party to a number of claims and lawsuits, primarily tax and labor claims, arising out of the normal course of business. After taking into account liabilities recorded for all of the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse effect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities as of September 30, 2003 and December 31, 2002 are the following accrued liabilities:

                                                                        SEPTEMBER 30,   DECEMBER 31,
           (US$ IN MILLIONS)                                                 2003           2002
           -----------------                                            -------------   ------------
                                                                         (UNAUDITED)
           Tax claims ...............................................   $         104   $         77
           Labor claims .............................................              63             54
           Civil and other ..........................................              56             83
                                                                        -------------   ------------
           Total ....................................................   $         222   $        214
                                                                        =============   ============

           TAX CLAIMS - The tax claims relate principally to claims against Bunge's Brazilian subsidiaries, including income tax claims, value added tax claims (ICMS and IPI) and sales tax claims (PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to Bunge's operations is subject to varying interpretations arising from the complex nature of Brazilian tax law as well as changes in tax laws introduced by the PLANO REAL in 1993 and the 1988 Brazilian constitution.

           LABOR CLAIMS - The labor claims relate principally to labor claims against Bunge's Brazilian subsidiaries. Court rulings under Brazilian laws have historically been in favor of the employee-plaintiff. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

           CIVIL AND OTHER - The civil and other claims relate to various disputes with suppliers and customers.

           SETTLEMENT OF DUCROS ARBITRATION - In April 2003, Cereol and Cereol Holding France entered into a settlement agreement with McCormick & Company, Incorporated, McCormick France SAS and Ducros S.A. relating to a claim for EURO 155 million brought by McCormick over the purchase price of Ducros, which was sold to McCormick in August 2000. Under the settlement agreement, Bunge paid McCormick $57 million, which was included in the opening balance sheet of Cereol. In connection with the settlement, Bunge paid an additional purchase price to Edison S.p.A. and Cereol's former public shareholders of approximately $42 million in the aggregate.

           In connection with Cereol's operations in Eastern Europe, Cereol entered into a joint venture with the European Bank for Reconstruction and Development, or EBRD, pursuant to which Cereol owns approximately 60% and the EBRD owns approximately 40% of Polska Oil Investment B.V., or Polska Oil. Polska Oil, in turn, owns 50% of Zaklady Thuszczowe Kruszwica S.A., or Kruszwica, a Polish producer of bottled edible oils. Polska Oil and Kruszwica are consolidated subsidiaries of Bunge. Pursuant to an amended and restated shareholders agreement between Cereol and the EBRD, the EBRD has the option to put its shares in Polska Oil to us at any time prior to June 3, 2005 at the then current fair market value as determined by an independent expert, subject to a floor and cap based on a contractual formula. At September 30, 2003, the estimated fair value of the EBRD stake in Polska Oil was approximately $25 million.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

           GUARANTEES - Bunge has issued or was a party to the following guarantees at September 30, 2003:

                                                                        MAXIMUM POTENTIAL
             (US$ IN MILLIONS)                                           FUTURE PAYMENTS
             -----------------                                          -----------------
             Operating lease residual values.........................       $   70
             Unconsolidated affiliates financing.....................           25
             Customer financing......................................           68
                                                                        -----------------
             Total...................................................       $  163
                                                                        =================

           Prior to January 1, 2003, Bunge entered into synthetic lease agreements for barges and railcars originally owned by Bunge and subsequently sold to third parties. The leases are classified as operating leases in accordance with Statement of Financial Accounting Standards No. 13, ACCOUNTING FOR LEASES. Any gains on the sales have been deferred and are being recognized ratably over the related lease terms. Bunge has the option under each lease to purchase the barges or railcars at fixed amounts based on estimated fair values or to sell the assets. If Bunge elects to sell, it will receive proceeds up to fixed amounts specified in the agreements. If the proceeds of such sales are less than the specified fixed amounts, Bunge would be obligated under a guarantee to pay supplemental rent for the deficiency in proceeds. The operating leases expire through 2007. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under this guarantee. Bunge has not recorded any liability related to this guarantee at September 30, 2003.

           Prior to January 1, 2003, Bunge has issued a guarantee to a financial institution related to debt of its joint ventures in Argentina, its unconsolidated affiliates. The term of the guarantee is equal to the term of the related financing, which matures in six years. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under this guarantee. Bunge has recorded a liability of $2 million related to this guarantee at September 30, 2003.

           Bunge has issued guarantees to a financial institution in Brazil related to amounts owed the institution by certain of its customers. The terms of the guarantees are equal to the terms of the related financing arrangements, which can be as short as 120 days or as long as 360 days. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under these guarantees. Bunge has not recorded any liability related to these guarantees at September 30, 2003.

           Bunge has provided parent level guarantees of the indebtedness outstanding under certain senior credit facilities and senior notes, which were entered into by its wholly owned subsidiaries. The debt under these guarantees had a carrying amount of $1,415 million at September 30, 2003. Debt related to these guarantees is included in Bunge's consolidated balance sheet at September 30, 2003. In addition, certain subsidiaries of Bunge have provided guarantees of the indebtedness of certain of their subsidiaries under certain lines of credit with various institutions.
     The total borrowing capacity under these lines of credit guarantees is $230 million.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11.  NON-OPERATING INCOME (EXPENSE) - NET

           Non-operating income (expense) - net consists of:

                                                                     THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                        SEPTEMBER 30,               SEPTEMBER 30,
                                                                 -------------------------   -------------------------
     (US$ IN MILLIONS)                                               2003          2002          2003          2002
     ----------------                                            -----------   -----------   -----------   -----------
                                                                        (UNAUDITED)                 (UNAUDITED)
     Interest income .........................................   $        46   $        19   $       104   $        71
     Interest expense ........................................           (54)          (33)         (157)         (103)
     Interest expense on debt financing readily
       marketable inventories ................................            (3)           (9)          (11)          (21)
     Foreign exchange (losses) gains .........................            (1)         (159)           76          (243)
     Other income ............................................             -             5             4            13
                                                                 -----------   -----------   -----------   -----------
     Total non-operating income (expense) - net ..............   $       (12)  $      (177)  $        16   $      (283)
                                                                 ===========   ===========   ===========   ===========

           INTEREST EXPENSE ON DEBT FINANCING READILY MARKETABLE INVENTORIES - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Bunge attributes interest expense to these inventories based on the average interest rates on the debt used to finance these inventories.

12.  COMPREHENSIVE INCOME (LOSS)

           The following table summarizes the components of comprehensive income
     (loss):

                                                                     THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                        SEPTEMBER 30,               SEPTEMBER 30,
                                                                 -------------------------   -------------------------
     (US$ IN MILLIONS)                                               2003          2002          2003          2002
     -----------------                                           -----------   -----------   -----------   -----------
                                                                        (UNAUDITED)                 (UNAUDITED)
     Net income ..............................................   $        89   $        95   $       311   $       158
     Other comprehensive income (loss):
       Foreign exchange translation adjustment, net
         of tax ..............................................             5          (282)          375          (565)
       Unrealized gains on commodity futures
         designated as cash flow hedges, net of tax of
         $(4) and $1 (2003), $5 and $4 (2002) ................             6             8             2             6
       Loss on treasury rate lock contracts ..................             -           (22)            -           (22)
       Reclassification of unrealized (gains) losses to
         net income, net of tax of $(2) and $(1) (2003),
         $3 and $4 (2002) ....................................             4            (5)            5            (7)
                                                                 -----------   -----------   -----------   -----------
     Total comprehensive income (loss) .......................   $       104   $      (206)  $       693   $      (430)
                                                                 ===========   ===========   ===========   ===========

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13.  STOCK-BASED COMPENSATION

           Bunge has an employee equity incentive plan and a non-employee directors' equity incentive plan. Awards under the employee equity incentive plan may be in the form of stock options, restricted stock or other awards. The non-employee directors' equity incentive plan provides for awards of stock options to Bunge's non-employee directors. Bunge has granted stock options, performance-based restricted stock awards and regular restricted stock awards under its employee equity incentive plan and stock options under its non-employee directors' plan. During the nine months ended September 30, 2003, Bunge issued 168,432 shares underlying performance-based restricted share grants and 379,117 shares upon the exercise of stock options.

           In accordance with the provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS No. 123), Bunge has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) and FASB Interpretation No. 28, ACCOUNTING FOR STOCK APPRECIATION RIGHTS AND OTHER VARIABLE STOCK OPTION OR AWARD PLANS (FIN 28).

           In accordance with APB 25, Bunge accrues costs for its restricted stock awards granted over the vesting or performance period and adjusts costs related to its performance-based restricted stock for subsequent changes in the fair market value of the awards. These compensation costs are recognized in Bunge's consolidated statements of income. There is no compensation cost recorded for stock options granted under either plan, since the exercise price is equal to the market value of the underlying common shares on the date of grant. In accordance with SFAS No. 123, Bunge discloses the pro forma effect of accounting for stock-based awards under the fair value method.

           The following table sets forth pro forma information as if Bunge had applied the fair value recognition provisions of SFAS No. 123 to stock options granted to determine its stock-based compensation cost.

                                                                     THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                        SEPTEMBER 30,               SEPTEMBER 30,
                                                                 -------------------------   -------------------------
     (US$ IN MILLIONS, EXCEPT PER SHARE DATA)                        2003          2002          2003          2002
     ----------------------------------------                    -----------   -----------   -----------   -----------
                                                                        (UNAUDITED)                 (UNAUDITED)
     Net income, as reported .................................   $        89   $        95   $       311   $       158
        Deduct: Total stock-based employee compensation
         expense determined under fair value based
         method for stock awards granted, net of
         related tax effects .................................             2             2             6             5
                                                                 -----------   -----------   -----------   -----------
        Pro forma net income .................................   $        87   $        93   $       305   $       153
                                                                 ===========   ===========   ===========   ===========

     Earnings per common share:
        Basic- as reported ...................................   $       .89   $       .96   $      3.12   $      1.67
                                                                 ===========   ===========   ===========   ===========
        Basic- pro forma .....................................   $       .87   $       .94   $      3.06   $      1.61
                                                                 ===========   ===========   ===========   ===========

        Diluted- as reported .................................   $       .88   $       .95   $      3.08   $      1.65
                                                                 ===========   ===========   ===========   ===========
        Diluted- pro forma ...................................   $       .86   $       .93   $      3.02   $      1.60
                                                                 ===========   ===========   ===========   ===========

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14.  INCOME TAXES

           Bunge's annual effective tax rate is affected by the geographic locations in which it does business, movements in foreign exchange and U.S. tax incentives on export sales. In addition, Bunge's estimated effective tax rate for the nine months ended September 30, 2003, excluding the non-taxable $111 million gain on the sale of its Brazilian soy ingredients business, reflects an increased effective tax rate, which was principally attributable to the recent appreciation in the value of the Brazilian REAL. In the three months ended September 30, 2003, Bunge recognized a $6 million U.S. tax benefit relating to its export sales.

           During the nine months ended September 30, 2002, Bunge recorded a $9 million tax benefit and a related $6 million in interest income relating to the refund of prior years' U.S. Foreign Sales Corporation (FSC) benefits resulting from the completion of a tax examination for the years up to and including 1998. In addition, during this period, Bunge decreased its deferred tax valuation allowance by $6 million resulting from changes in the realization of certain net operating loss carry-forwards generated at one of its European subsidiaries.

           Bunge has obtained tax benefits under U.S. tax laws providing tax incentives on export sales from the use of a U.S. FSC through 2001. Beginning in 2002, due to the repeal of the FSC, Bunge was required to use the tax provisions of the Extraterritorial Income (ETI) exclusion, which was substantially similar to the FSC. The U.S. Congress is currently considering legislation to repeal the ETI and propose a new tax incentive for certain domestic manufacturers. Bunge will continue to monitor the new legislation and determine its effects as the legislation continues to develop.

15.  EARNINGS PER SHARE

           Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, excluding any dilutive effects of stock options and restricted stock awards during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options, restricted stock awards and convertible securities, if dilutive. Bunge's convertible notes are convertible into common shares only if certain conditions are met. Because these conditions have not been met, the common shares to be issued upon conversion of these notes are not included in the calculation of basic or diluted earnings per share for the periods presented. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2003 and 2002.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

 15. EARNINGS PER SHARE (CONTINUED)

                                                                 THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                    SEPTEMBER 30,               SEPTEMBER 30,
                                                             -------------------------   -------------------------
 (US$ IN MILLIONS, EXCEPT FOR PER SHARE DATA)                    2003          2002          2003          2002
 --------------------------------------------                -----------   -----------   -----------   -----------
                                                                    (UNAUDITED)                 (UNAUDITED)
 Income before cumulative effect of change
   in accounting principles:
     Basic and diluted ...................................   $        89   $        95   $       311   $       181
                                                             ===========   ===========   ===========   ===========
 Weighted average number of common shares
   outstanding:
     Basic ...............................................    99,812,000    99,250,814    99,699,001    94,743,716
     Effect of dilutive shares ...........................     1,411,850       766,831     1,179,967       781,613
                                                             -----------   -----------   -----------   -----------
     Diluted .............................................   101,223,850   100,017,645   100,878,968    95,525,329
                                                             ===========   ===========   ===========   ===========
 Income before cumulative effect of change
   in accounting principles per share:
     Basic ...............................................   $       .89   $       .96   $      3.12   $      1.91
                                                             ===========   ===========   ===========   ===========
     Diluted .............................................   $       .88   $       .95   $      3.08   $      1.90
                                                             ===========   ===========   ===========   ===========

           In March 2002, Bunge sold 16,093,633 common shares in a public offering. Net proceeds from this offering were $292 million.

16.  ARGENTINA

           The functional currency of Bunge's Argentine subsidiaries is the PESO. In the nine months ended September 30, 2003, the PESO appreciated relative to the U.S. dollar by 16%. Bunge's Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss) (see Note 12 of the notes to the consolidated interim financial statements). Included in other comprehensive income (loss) for the three and nine months ended September 30, 2003, were foreign exchange translation losses of $10 million and gains of $22 million, respectively, and for the three and nine months ended September 30, 2002, foreign exchange translation gains of $1 million and losses of $81 million, respectively, representing the effect of the translation of Bunge's Argentine assets and liabilities.

           In 2002, Bunge commenced and continues to record allowances against certain recoverable taxes owed to it by the Argentine government due to delayed payment and uncertainty regarding the local economic environment. The balance of these allowances fluctuates depending on the sales activity of existing inventories, the purchase of new inventories, seasonality, changes in applicable tax rates, cash payment by the Argentine government and compensation of outstanding balances against income or certain other taxes owed to the Argentine government. At September 30, 2003 and December 31, 2002, these allowances for recoverable taxes were $39 million and $64 million, respectively. In the three and nine months ended September 30, 2003, Bunge decreased this allowance for recoveries of these taxes in the amount of $16 million and $25 million, respectively. In the three and nine months ended September 30, 2002, Bunge increased the allowance for provisions in the amount of $4 million and $32 million, respectively.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

17.  BRAZIL

           The functional currency of Bunge's Brazilian subsidiaries is the REAL. In the nine months ended September 30, 2003, the REAL appreciated relative to the U.S. dollar by 21%. Bunge's Brazilian subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss) (see Note 12 of the notes to the consolidated interim financial statements). Included in other comprehensive income (loss) for the three and nine months ended September 30, 2003, were foreign exchange translation losses of $20 million and gains of $179 million, respectively, and foreign exchange translation losses of $222 million and $448 million for the three and nine months ended September 30, 2002, respectively, representing the effect of the translation of Bunge's Brazilian assets and liabilities.

18.  SEGMENT INFORMATION

           Bunge's reporting segments are organized based on similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The activities of the fertilizer segment include raw material mining, mixing fertilizer components and marketing products. The edible oil products segment involves the manufacturing and marketing of products derived from vegetable oils. The milling and baking products segment involves the manufacturing and marketing of products derived primarily from wheat and corn. The other segment consisted of the soy ingredients business until its assets were sold in May 2003 to Solae Bunge's joint venture with DuPont. As a result of this sale, Bunge has four reporting segments.

           The "Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consists primarily of corporate items not allocated to the operating segments and intersegment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Intersegment revenues."

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

18.  SEGMENT INFORMATION (CONTINUED)

     OPERATING SEGMENT INFORMATION

                                                                                    MILLING AND
                                                                    EDIBLE OIL        BAKING
     (US$ IN MILLIONS)                AGRIBUSINESS   FERTILIZER   PRODUCTS (1)   PRODUCTS (1) (2)   OTHER   UNALLOCATED     TOTAL
     -----------------                ------------   ----------   ------------   ----------------   -----   -----------    --------
                                                                              (UNAUDITED)
     THREE MONTHS ENDED
     SEPTEMBER 30, 2003
     Net sales to external customers  $      4,422   $      660   $        505   $            239   $   -      $      -    $  5,826
     Intersegment revenues .........           145            -             20                  -       -          (165)          -
     Gross profit (3) ..............           157          127             54                 26       -             -         364
     Income from operations (4) ....            71           85             18                 12       -            (5)        181
     Depreciation, depletion and
     amortization ..................  $         19   $       15   $          5   $              4   $   -       $     -    $     43

     THREE MONTHS ENDED
     SEPTEMBER 30, 2002
     Net sales to external customers  $      2,681   $      444   $        250   $            207   $  21       $     -    $  3,603
     Intersegment revenues .........           126            -              -                  -       -          (126)          -
     Gross profit ..................           338          100             21                 27      10             -         496
     Income from operations ........           284           72              2                 10       9           (13)        364
     Depreciation, depletion and
     amortization ..................  $         16   $       13   $          3   $              4   $   2       $     -    $     38

     NINE MONTHS ENDED
     SEPTEMBER 30, 2003
     Net sales to external customers  $     12,269   $    1,361   $      1,574   $            680   $  52       $     -    $ 15,936
     Intersegment revenues .........           456            -             70                  -       -          (526)          -
     Gross profit (3) ..............           350          275            187                 68      18             -         898
     Income from operations (4) ....           121          191             71                 23      11            87         504
     Depreciation, depletion and
     amortization ..................  $         66   $       41   $         14   $             12   $   -       $     -    $    133

     NINE MONTHS ENDED
     SEPTEMBER 30, 2002
     Net sales to external customers  $      6,982   $    1,030   $        709   $            607   $  62       $     -    $  9,390
     Intersegment revenues .........           307            -              -                  -       -          (307)          -
     Gross profit ..................           624          214             68                 72      22             -       1,000
     Income from operations ........           470          134             11                 25      17           (28)        629
     Depreciation, depletion and
     amortization ..................  $         45   $       45   $         12   $              9   $   7       $     -    $    118

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

     (1) In the third quarter of 2002, Bunge reclassified certain consumer product lines from the edible oil products segment to the milling and baking products segment.
     (2) In the first quarter of 2003, Bunge changed the name of its "wheat milling and bakery products" segment to "milling and baking products" in connection with the reclassification of its corn milling products business line from the "other" segment to the "milling and baking products" segment. As a result of this change, the "other" segment consists solely of Bunge's soy ingredients business for the nine months ended September 30, 2003. In April 2003, Bunge contributed its North American and European ingredients operations to Solae, its joint venture with DuPont. With the completion of the sale of Bunge's Brazilian ingredients operations to Solae, which occurred in May 2003 (see Note 4 of the notes to the consolidated interim financial statements), Bunge has four reporting segments - agribusiness, fertilizer, edible oil products and milling and baking products. Amounts for the three and nine months ended September 30, 2002 presented herein have been reclassified to reflect this change.
     (3) Agribusiness gross profit for the three months and nine months ended September 30, 2003 included a pretax non-cash curtailment gain of $5 million and $15 million, respectively, reflecting a reduction of postretirement healthcare benefits of U.S. salaried plant employees recorded in cost of goods sold. Edible oil products and milling and baking products gross profit included a pretax non-cash curtailment gain of $1 million and $3 million, respectively, for both the three and nine months ended September 30, 2003, relating to the reduction of postretirement healthcare benefits of U.S. salaried plant employees recorded in cost of goods sold.
     (4) Unallocated income from operations for the nine months ended September 30, 2003 included a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to Solae. In addition, agribusiness income from operations for the three months and nine months ended September 30, 2003 included pretax non-cash curtailment gains totaling $9 million and $20 million, respectively, reflecting a reduction in postretirement pension and healthcare benefit liabilities due to the transfer of employees to Solae and a reduction of postretirement healthcare benefits of U.S. salaried plant employees recorded in cost of goods sold and non-plant employees recorded in SG&A. Edible oil products and milling and baking products income from operations included total pretax non-cash curtailment gains of $2 million and $4 million, respectively, for both the three and nine months ended September 30, 2003 relating to the reduction of postretirement healthcare benefits of U.S. salaried plant employees recorded in cost of goods sold and non-plant employees recorded in SG&A.

19.  SUBSEQUENT EVENTS

            On October 24, 2003, Bunge announced that its Brazilian fertilizer subsidiary, Bunge Fertilizantes S.A., acquired approximately 11% of the total outstanding shares of Fertilizantes Fosfatados S.A. (Fosfertil). As a result of the acquisition, Bunge Fertilizantes now directly owns over 12% of the total outstanding shares of Fosfertil. In addition, Bunge Fertilizantes also owns an indirect interest in Fosfertil through its 52% majority-owned consolidated subsidiary, Fertifos, which owns 56% of the outstanding shares of Fosfertil. The total purchase price paid for these shares was R$240 million (approximately $84 million).

            In October 2003, the Argentine government passed a new tax law affecting exporters of certain products, including grains and oilseeds. The law generally provides that in certain circumstances when an export is made to a related party that is not the final purchaser of the exported products, the income tax payable by the exporter with respect to such sales must be based on the greater of the contract price of the exported products or the market price of the products at the date of shipment. The Argentine government has not yet issued interpretive regulations regarding the application and scope of this law. Bunge will continue to monitor developments with respect to this legislation and any effect this may have on its consolidated financial statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

            This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; agricultural, economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. You should refer to "Item 3. Key Information - Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2002 for a more detailed discussion of these factors. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

     EVENTS AFFECTING OPERATING RESULTS

     ALLIANCE WITH DUPONT

            On April 2, 2003, we signed definitive agreements with E.I. duPont de Nemours and Company (DuPont) and together formed The Solae Company (Solae) by contributing DuPont's Protein Technologies business and our North American and European ingredients operations. We have a 28% interest in Solae. Solae is a soy ingredients joint venture and a key component in the broader strategic alliance with DuPont. On May 2, 2003, we sold our Brazilian soy ingredients operations to Solae for $251 million in cash, net of sale related expenses of approximately $5 million. We recognized a gain on sale of $111 million in the second quarter of 2003 that is included in income from operations. As a result of these transactions, our consolidated balance sheet at September 30, 2003 reflects a long-term investment in Solae, which is accounted for under the equity method.

     ACQUISITION OF CEREOL S.A.

            In 2002, we acquired 97.38% of the shares of Cereol S.A. and in April 2003, we acquired the remaining 2.62% of the shares of Cereol resulting in 100% ownership of Cereol. Cereol's results of operations have been included in the consolidated financial statements of Bunge since October 1, 2002.

     FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATE

            The volatility of the Argentine PESO and Brazilian REAL has affected our 2003 and 2002 financial performance. Devaluations of these currencies against the U.S. dollar generally have a positive effect on our income from operations when local currency costs are translated to U.S. dollars at weaker REAL or PESO to dollar exchange rates and gains are generated based on changes in the market value of our readily marketable inventories, which are priced in U.S. dollars. Conversely, the devaluations generate offsetting net foreign exchange losses on the net U.S. dollar monetary position of our Brazilian and Argentine subsidiaries, which are reflected in non-operating income (expense)-net in our consolidated financial statements. Our effective tax rate is also favorably affected by the devaluation of the Brazilian REAL as we recognize tax benefits related to foreign exchange losses.

            Appreciations generally have a corresponding negative effect on our income from operations when local currency costs are translated to U.S. dollars at stronger REAL or PESO to dollar exchange rates and losses are generated based on changes in the market value of our readily marketable agricultural inventories, which are priced in U.S. dollars. Conversely, the appreciation generates offsetting net foreign exchange gains on the net U.S. dollar monetary position of our Brazilian and Argentine subsidiaries, which are reflected in non-operating income (expense)-net in our consolidated statement of income. Our effective tax rate is unfavorably affected by the appreciation of the Brazilian REAL as we incur income taxes related to foreign exchange gains.

            The REAL and PESO devalued 2% and 4%, respectively, against the U.S. dollar in the third quarter of 2003, compared to a devaluation of 27% and 2%, respectively, in the same period last year. During the first nine months of 2003, the REAL and PESO appreciated 21% and 16%, respectively, against the U.S. dollar compared to a devaluation of 40% and 56%, respectively, in the same period last year.

     AGRIBUSINESS OPERATIONS

            Our agribusiness operations are affected by variations in global supply for the primary agricultural commodity products that we sell and use. Those variations have resulted in cyclical fluctuations in our profitability. During the third quarter of 2003, market expectations changed from anticipating one of the largest 2003/2004 U.S. soybean crops on record, to one of the smallest in recent years. This was due to hot and dry conditions during the critical period of soybean pod formation causing substantial price volatility. As a result, third quarter 2003 income from operations in the agribusiness segment declined from the third quarter of 2002.

     RESULTS OF OPERATIONS

            SEGMENT CHANGES - We have changed the name of our "wheat milling and bakery products" segment to "milling and baking products" in connection with the reclassification of our corn milling products business line from the "other" segment to the "milling and baking products" segment. As a result of this change, our "other" segment reflects only our soy ingredients business line for the nine months ended September 30, 2003, which we sold to Solae in May 2003. Accordingly, amounts for the three and nine months ended September 30, 2002 presented herein have been reclassified to reflect this change. We now have four reporting segments - agribusiness, fertilizer, edible oil products and milling and baking products. In the nine month period of 2002, we also reclassified certain consumer product lines from the "edible oil products segment" to the "milling and baking products" segment. As a result, amounts for the three and nine months ended September 30, 2002 were reclassified to conform to the three and nine months ended September 30, 2003 presentation.

            Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.

                                                                                 THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                             -------------------------   -------------------------
                                                                                    SEPTEMBER 30,               SEPTEMBER 30,
                                                                             -------------------------   -------------------------
                                                                                 2003          2002          2003         2002
                                                                             -----------   -----------   -----------   -----------
                                                                                       (US$ IN MILLIONS, EXCEPT VOLUMES)
     NET SALES:
     Agribusiness ........................................................   $     4,422   $     2,681   $    12,269   $     6,982
     Fertilizer ..........................................................           660           444         1,361         1,030
       Edible oil products ...............................................           505           250         1,574           709
       Milling and baking products .......................................           239           207           680           607
       Other (soy ingredients) ...........................................             -            21            52            62
                                                                             -----------   -----------   -----------   -----------
     Food products total .................................................           744           478         2,306         1,378
                                                                             -----------   -----------   -----------   -----------
                Total ....................................................   $     5,826   $     3,603   $    15,936   $     9,390
                                                                             ===========   ===========   ===========   ===========

     COST OF GOODS SOLD:
     Agribusiness ........................................................   $     4,265   $     2,343   $    11,919   $     6,358
     Fertilizer ..........................................................           533           344         1,086           816
       Edible oil products ...............................................           451           229         1,387           641
       Milling and baking products .......................................           213           180           612           535
       Other (soy ingredients) ...........................................             -            11            34            40
                                                                             -----------   -----------   -----------   -----------
     Food products total .................................................           664           420         2,033         1,216
                                                                             -----------   -----------   -----------   -----------
                Total ....................................................   $     5,462   $     3,107   $    15,038   $     8,390
                                                                             ===========   ===========   ===========   ===========

                                                                                 THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                             -------------------------   -------------------------
                                                                                    SEPTEMBER 30,               SEPTEMBER 30,
                                                                             -------------------------   -------------------------
                                                                                 2003          2002          2003          2002
                                                                             -----------   -----------   -----------   -----------
                                                                                       (US$ IN MILLIONS, EXCEPT VOLUMES)
     GROSS PROFIT:
     Agribusiness ........................................................   $       157   $       338   $       350   $       624
     Fertilizer ..........................................................           127           100           275           214
       Edible oil products ...............................................            54            21           187            68
       Milling and baking products .......................................            26            27            68            72
       Other (soy ingredients) ...........................................             -            10            18            22
                                                                             -----------   -----------   -----------   -----------
     Food products total .................................................            80            58           273           162
                                                                             -----------   -----------   -----------   -----------
                Total ....................................................   $       364   $       496   $       898   $     1,000
                                                                             ===========   ===========   ===========   ===========

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
     Agribusiness ........................................................   $        86   $        54   $       229   $       154
     Fertilizer ..........................................................            42            28            84            80
       Edible oil products ...............................................            36            19           116            57
       Milling and baking products .......................................            14            17            45            47
       Other (soy ingredients) ...........................................             -             1             7             5
                                                                             -----------   -----------   -----------   -----------
     Food products total .................................................            50            37           168           109
                                                                             -----------   -----------   -----------   -----------
     Unallocated .........................................................             5            13            24            28
                                                                             -----------   -----------   -----------   -----------
                Total ....................................................   $       183   $       132   $       505   $       371
                                                                             ===========   ===========   ===========   ===========

     INCOME FROM OPERATIONS:
     Agribusiness ........................................................   $        71   $       284   $       121   $       470
     Fertilizer ..........................................................            85            72           191           134
       Edible oil products ...............................................            18             2            71            11
       Milling and baking products .......................................            12            10            23            25
       Other (soy ingredients) ...........................................             -             9            11            17
                                                                             -----------   -----------   -----------   -----------
     Food products total .................................................            30            21           105            53
                                                                             -----------   -----------   -----------   -----------
     Gain on sale of soy ingredients business ............................             -             -           111             -
     Unallocated other ...................................................            (5)          (13)          (24)          (28)
                                                                             -----------   -----------   -----------   -----------
                Total ....................................................   $       181   $       364   $       504   $       629
                                                                             ===========   ===========   ===========   ===========

     NET INCOME ..........................................................   $        89   $        95   $       311   $       158
                                                                             ===========   ===========   ===========   ===========

     VOLUMES (IN THOUSANDS OF METRIC TONS):
     Agribusiness ........................................................        23,185        16,349        66,192        47,642
     Fertilizer ..........................................................         4,065         3,708         8,343         7,999
       Edible oil products ...............................................           769           401         2,451         1,150
       Milling and baking products .......................................           933           882         2,664         2,616
       Other (soy ingredients) ...........................................             -            34           140            93
                                                                             -----------   -----------   -----------   -----------
     Food products total .................................................         1,702         1,317         5,255         3,859
                                                                             -----------   -----------   -----------   -----------
                Total ....................................................        28,952        21,374        79,790        59,500
                                                                             ===========   ===========   ===========   ===========

     THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2002

     OVERVIEW

            Our net sales increased 62% to $5,826 million in the third quarter of 2003 from $3,603 million in the third quarter of 2002 primarily due to volume increases in our business segments, except the other segment. Agribusiness volumes increased 42%, fertilizer volumes 10% and food products volumes increased 29% due to organic growth in our business and the October 2002 acquisition of Cereol. Net sales also increased due to higher average selling prices for soy commodity, fertilizer and food products. Our cost of goods sold increased 76% due to the increase in sales volumes, the acquisition of Cereol and higher agribusiness raw material costs.

            Our gross profit decreased 27% to $364 million in the third quarter of 2003 from $496 million in the third quarter of 2002 primarily due to lower agribusiness gross profit margins partially offset by increases in our fertilizer and edible oil products segments.

            Our selling, general and administrative expenses (SG&A) increased 39% primarily due to the acquisition of Cereol and included approximately $6 million of expenses related to the integration of Cereol. Our income from operations decreased 50% in the third quarter of 2003 from the third quarter of last year primarily due to lower agribusiness segment profitability partially offset by improved fertilizer, edible oil and milling and baking segment results.

            The variations in our net sales, gross profit and income from operations by segment are described in more detail below.

     AGRIBUSINESS SEGMENT

            In our agribusiness segment, net sales increased 65% to $4,422 million in the third quarter of 2003 from $2,681 million in the third quarter of last year due to a 42% increase in volumes and higher average selling prices for soy commodity products. Volumes increased in the grain origination, oilseed processing and the international marketing business lines driven primarily by increased sales to Asia and Europe and the acquisition of Cereol. Volumes in international marketing increased 36% compared to the same period last year. Cost of goods sold increased 82% in the third quarter of 2003 from the third quarter of last year due to the increased volumes, higher raw material costs due to the tight 2002/2003 U.S. old crop carryover, reduced capacity utilization and the acquisition of Cereol. In addition, cost of goods sold in the third quarter of 2003 was adversely affected by mark-to-market losses on forward sales entered into with the expectation of a normal 2003/2004 U.S. crop, as a sharp reduction in the outlook for the U.S. soybean harvest caused higher commodity prices. Included in cost of goods sold also in the third quarter of 2003 was a pretax non-cash gain of $5 million, relating to the curtailment of certain postretirement healthcare benefit plans of U.S. salaried plant employees. Cost of goods sold in the third quarter of 2002 benefited from significantly higher commodity inventory mark-to-market gains that resulted from the 27% devaluation of the REAL versus a devaluation of 2% in the third quarter of 2003.

            Gross profit decreased 54% in the third quarter of 2003 from the third quarter of 2002 due to the increase in cost of goods sold. Agribusiness gross profit margins were negatively affected by lower commodity inventory mark-to-market gains in our Brazilian subsidiary substantially offset by exchange losses on U.S. dollar denominated debt financing commodity inventories, included in non-operating income (expense)
     - net. Margins in North America and Southern Europe were affected by the sharply reduced outlook for the U.S soybean harvest and competitive export pressure from South America. Gross profit margins in South America also returned to more normal levels in 2003 from the higher levels experienced in the third quarter of last year caused by the 27% devaluation of the REAL. Partially offsetting the decline were increases in gross profit margin due to the acquisition of Cereol.

            SG&A increased 59% in the third quarter of 2003 from the third quarter of 2002 primarily due to our acquisition of Cereol. Included in SG&A in the third quarter of 2003 was a pretax non-cash gain of $4 million, relating to the curtailment of certain postretirement healthcare benefit plans of U.S. salaried non-plant employees.

            Income from operations in our agribusiness segment decreased 75% in the third quarter of 2003 from the third quarter of last year due to the decrease in gross profit and higher SG&A expenses.

     FERTILIZER SEGMENT

            In our fertilizer segment, net sales increased 49% to $660 million in the third quarter of 2003 from $444 million in the third quarter of 2002 primarily due to a 10% increase in volumes and higher average selling prices. Selling prices benefited from increases in international selling prices for imported fertilizers and raw materials, such as ammonia and urea, which helped boost local prices, as products are priced to import parity. Sales of retail fertilizer products were robust, as South American farmers increased their acreage in reaction to higher soybean prices. Our nutrient sales volumes increased 12% due to the increased demand for fertilizer raw materials. Cost of goods sold increased 55% in the third quarter of 2003 from the third quarter of last year primarily due to increased volumes and higher imported raw materials costs. However, the higher costs of imported raw materials were mitigated by Fosfertil's lower raw material costs since Fosfertil produces urea from raw materials not linked to international natural gas prices. Approximately 38% of the raw materials we use to produce the retail fertilizer and nutrient products are supplied by Fosfertil.

            Gross profit increased 27% in the third quarter of 2003 from the third quarter of 2002 as a result of the increase in sales volumes and higher selling prices. SG&A increased 50% primarily due to certain labor and revenue tax contingencies and information technology expenses.

            Income from operations increased 18% in the third quarter of 2003 from the third quarter of 2002 primarily due to the increase in gross profit partially offset by an increase in SG&A.

     EDIBLE OIL PRODUCTS SEGMENT

            In our edible oil products segment, net sales increased 102% or $255 million to $505 million in the third quarter of 2003 from $250 million in the third quarter of 2002 primarily due to a 92% increase in volumes as a result of the acquisition of Cereol, higher average selling prices and organic growth in our South American operations. Cost of goods sold increased 97% in the third quarter of 2003 from the third quarter of 2002 primarily due to the acquisition of Cereol and higher raw material costs, primarily crude soybean oil. Included in cost of goods sold in the third quarter of 2003 was a pretax non-cash gain of $1 million, relating to the curtailment of certain postretirement healthcare benefit plans of U.S. salaried plant employees.

            Gross profit increased 157% in the third quarter of 2003 from the third quarter of 2002 primarily due to the acquisition of Cereol and higher margins in our South American operations, principally in margarines and mayonnaise attributable to new branding and packaging strategies as well as portfolio rationalization measures. SG&A increased 89% in the third quarter of 2003 from the third quarter of last year due to our acquisition of Cereol, the effects of which more than offset our cost reduction efforts. Included in SG&A in the third quarter of 2003 was a pretax non-cash gain of $1 million, relating to the curtailment of certain postretirement healthcare benefit plans of U.S. salaried non-plant employees.

            Income from operations increased $16 million in the third quarter of 2003 from the third quarter of 2002 primarily due to the acquisition of Cereol and improvements in South American margins.

     MILLING AND BAKING PRODUCTS SEGMENT

            In our milling and baking products segment, net sales increased 15% to $239 million in the third quarter of 2003 from $207 million in the third quarter of 2002 due to a 6% increase in volumes and higher average selling prices. The increase in average selling prices was primarily due to higher raw material costs. Cost of goods sold increased 18% due to higher wheat costs. Included in cost of goods sold in the third quarter of 2003 was a pretax non-cash gain of $3 million, relating to the curtailment of certain postretirement healthcare benefit plans of U.S. salaried plant employees.

            Gross profit decreased 4% in the third quarter of 2003 from the third quarter of 2002 as a result of weakness in our U.S bakery operations caused by margin pressure in the in-store bakery market partially offset by higher volumes and margins in the Brazilian wheat milling operations. SG&A decreased 18% in the third quarter of 2003 from the third quarter of 2002 due to cost savings programs. In addition, in the third quarter of 2003, SG&A in the third quarter of 2003 included a pretax non-cash gain of $1 million, relating to the curtailment of certain postretirement healthcare benefit plans of U.S. salaried non-plant employees.

            Income from operations increased 20% in the third quarter of 2003 from the third quarter of 2002 primarily due to the reduction in SG&A partially offset by weaknesses in our U.S. bakery operations.

     NON-OPERATING INCOME (EXPENSE) - NET

            A summary of significant non-operating items for the periods indicated follows.

                                                                                        THREE MONTHS ENDED
                                                                                           SEPTEMBER 30,
                                                                                      ----------------------
                                                                                        2003          2002
                                                                                      ----------------------
                                                                                         (US$ IN MILLIONS)
            Interest income......................................................     $   46          $   19
            Interest expense.....................................................        (54)            (33)
            Interest expense on debt financing readily marketable inventories....         (3)             (9)
            Foreign exchange losses .............................................         (1)           (159)
            Other income.........................................................          -               5
                                                                                      ----------------------
                              Total..............................................     $  (12)         $ (177)
                                                                                      ======================

            Interest income increased $27 million in the third quarter of 2003 from the third quarter of 2002 due to interest income on higher average cash balances and higher interest rates in Brazil. Interest expense increased 64% primarily due to higher average debt levels resulting from debt incurred to acquire Cereol and our assumption of Cereol's debt, partially offset by a reduction in interest expense due to more efficient use of working capital. Also, in the latter half of 2002 and May 2003, we issued long-term debt at relatively higher interest rates to reduce our reliance on short-term debt and finance the repayment of the current portion of long-term debt coming due. Interest expense on debt financing readily marketable inventory decreased $6 million due to lower average short-term interest rates.

            Foreign exchange losses were $1 million in the third quarter of 2003 compared to losses of $159 million in the third quarter of last year. In the third quarter of 2003, the value of the REAL declined 2% relative to the U.S. dollar. In contrast, in the third quarter of 2002, the value of the REAL declined by 27% relative to the U.S. dollar.

     INCOME TAX EXPENSE

            Income tax expense decreased to $47 million in the third quarter of 2003 from $65 million in the third quarter of 2002 primarily due to lower taxable income and a $6 million U.S. tax benefit relating to our export sales. Our effective tax rate is affected by the geographic locations in which we do business, movements in foreign exchange and U.S. tax incentives on export sales. Our estimated tax rate for the third quarter of 2003 reflects an increase from the annual 2002 effective tax rate predominantly due to the appreciation in the value of the Brazilian REAL.

            We have obtained tax benefits under U.S. tax laws providing tax incentives on export sales from the use of a U.S. FSC through 2001. Beginning in 2002, due to the repeal of the FSC, we were required to use the tax provisions of the Extraterritorial Income (ETI) exclusion, which was substantially similar to the FSC. The U.S. Congress is currently considering legislation to repeal the ETI and propose a new tax incentive for certain domestic manufacturers. We will continue to monitor the new legislation and determine its effects as the legislation continues to develop.

     MINORITY INTEREST

            Minority interest expense increased to $33 million in the third quarter of 2003 from $27 million in the third quarter of 2002 primarily due to the acquisition of Cereol.

     NET INCOME

            Net income decreased $6 million to $89 million in the third quarter of 2003 from $95 million in the third quarter of 2002.

     NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002

     OVERVIEW

            Our net sales increased 70% to $15,936 million in the first nine months of 2003 from $9,390 million in the first nine months of 2002. Agribusiness volumes increased 39%, fertilizer volumes increased 4% and food products volumes increased 36% due to organic growth in our business, higher average selling prices and the October 2002 acquisition of Cereol. Our cost of goods sold increased 79% primarily due to the increase in sales volumes, the acquisition of Cereol and higher agribusiness raw material costs.

            Gross profit decreased 10% in the first nine months of 2003 from the first nine months of 2002 due to lower agribusiness gross profit partially offset by increases in our fertilizer and edible oil products segments. SG&A increased 36% in the first nine months of 2003 from the first nine months of 2002 primarily due to our acquisition of Cereol and included approximately $19 million of expenses related to the integration of Cereol.

            Income from operations decreased 20% in the first nine months of 2003 from the first nine months of 2002 as a result of the lower profitability of the agribusiness segment partially offset by increases in income from operations in fertilizer and edible oil products and the $111 million gain on sale of the Brazilian soy ingredients business.

            The variations in our net sales, gross profit and income from operations by segment are described in more detail below.

     AGRIBUSINESS SEGMENT

            In our agribusiness segment, net sales increased 76% to $12,269 million in the first nine months of 2003 from $6,982 million in the first nine months of last year due to a 39% increase in volumes and higher average selling prices for soy commodity products. Volumes increased in all three business lines due to global demand for soy commodity products, continued growth in our international marketing business and the acquisition of Cereol. Volumes in our international marketing operation increased 29% compared to the same period last year. Cost of goods sold increased 87% in the first nine months of 2003 from the first nine months of last year due to the increased volumes, increased raw material costs due to the tight 2002/2003 U.S. old crop carryover, reduced capacity utilization, mark-to-market losses on forward product sales entered into with the expectation of a normal 2003/2004 U.S. crop, commodity inventory mark-to-market losses in our Brazil and Argentine subsidiaries that resulted from the appreciation in the value of the REAL and PESO, higher energy costs and the acquisition of Cereol. Included in cost of goods sold in the first nine months of 2003 was a pretax non-cash gain of $5 million, relating to the curtailment of certain postretirement healthcare benefit plans of U.S. salaried plant employees. Cost of goods sold in the first nine months of last year reflected commodity inventory mark-to-market gains in our Brazilian subsidiary that resulted from the 40% devaluation of the REAL versus an appreciation of 21% in the first nine months of 2003 which resulted in mark-to-market losses.

            Gross profit decreased 44% in the first nine months of 2003 from the first nine months of 2002 due to the increase in cost of goods sold. Agribusiness gross profit margins were negatively affected by the appreciation in the value of the Brazilian REAL and Argentine PESO. However, net foreign exchange gains on U.S. dollar denominated debt financing commodity inventories, included in non-operating income (expense), almost entirely offset the reduction in gross profit. Oilseed processing margins were affected by weaknesses in North America and Western Europe caused by the reduced U.S. soybean crop, weaker domestic soy meal demand, strong demand for soybeans and competitive export pressure from South America. To address imbalances in U.S. supply and demand, we idled two of our U.S. oilseed processing facilities. SG&A increased 49% in the first nine months of 2003 from the first nine months of 2002 primarily due to our acquisition of Cereol. In addition, included in SG&A in the first nine months of 2003 was a pretax non-cash gain of $15 million, relating to a reduction in postretirement pension and healthcare benefit liabilities for employees transferred to Solae and the curtailment of certain postretirement healthcare benefit plans of salaried U.S. employees.

            Income from operations in our agribusiness segment decreased 74% in the first nine months of 2003 from the first nine months of last year due primarily to the lower gross profit.

     FERTILIZER SEGMENT

            In our fertilizer segment, net sales increased 32% to $1,361 million in the first nine months of 2003 from $1,030 million in the first nine months of 2002 primarily due to higher average selling prices and a 4% increase in volumes. Selling prices benefited from higher international selling prices for imported fertilizers and raw materials, such as ammonia and urea, which helped boost local prices as products are priced to import parity. Sales of retail fertilizer products were robust, as South American farmers increased their acreage in reaction to higher soybean prices. Our nutrient sales volumes increased 16% due to the increased demand for fertilizer raw materials. The first nine months of 2002 included an extra month of results from Fosfertil, which had been reporting its results one month in arrears. Excluding Fosfertil's extra month from the first nine months of 2002, net sales and sales volumes would have increased 34% and 7%, respectively. Cost of goods sold increased 33% in the first nine months of 2003 from the first nine months of last year due to higher sales volumes and higher imported raw material costs. However, the higher costs of imported raw materials were mitigated by Fosfertil's lower raw material costs since Fosfertil produces urea from raw materials not linked to international natural gas prices. Approximately 38% of the raw materials we use to produce the retail fertilizer and nutrient products are supplied by Fosfertil.

            Gross profit increased 29% in the first nine months of 2003 from the first nine months of 2002 as a result of higher fertilizer selling prices and volumes. Excluding Fosfertil's extra month from the first nine months 2002, gross profit would have increased 34%. SG&A increased 5% due to certain labor and revenue tax contingencies and information technology expenses.

            Income from operations increased 43% in the first nine months of 2003 from the first nine months of 2002 primarily due to the increase in gross profit. Excluding Fosfertil's extra month from the first nine months of 2002, income from operations would have increased 50%.

     EDIBLE OIL PRODUCTS SEGMENT

            In our edible oil products segment, net sales increased 122% to $1,574 million in the first nine months of 2003 from $709 million in the first nine months of 2002 primarily due to significantly increased volumes as a result of the Cereol acquisition, organic growth in our South American operations and higher average selling prices caused by higher raw material costs. Cost of goods sold increased 116% in the first nine months of 2003 from the first nine months of 2002 primarily due to the Cereol acquisition and higher raw material costs, principally crude soybean oil. Included in cost of goods sold in the first nine months of 2003 was a pretax non-cash gain of $1 million, relating to the curtailment of certain postretirement healthcare benefit plans of U.S. salaried plant employees.

            Gross profit increased 175% in the first nine months of 2003 from the first nine months of 2002 primarily due to the Cereol acquisition and a recovery of margins in our North and South American operations. SG&A increased $59 million in the first nine months of 2003 from the first nine months of last year due to the Cereol acquisition partially offset by our cost reduction efforts in our South American operations. In addition, in the first nine months of 2003, SG&A included a pretax non-cash gain of $1 million, relating to the curtailment of certain postretirement healthcare benefit plans of salaried U.S. employees.

            Income from operations increased to $71 million in the first nine months of 2003 from $11 million in the first nine months of 2002 primarily due to the Cereol acquisition and a recovery of margins in North and South America.

     MILLING AND BAKING PRODUCTS SEGMENT

            In our milling and baking products segment, net sales increased 12% to $680 million in the first nine months of 2003 from $607 million in the first nine months of 2002 due to higher average selling prices for wheat and corn milling products. The increase in average selling prices was primarily due to higher raw material costs. Cost of goods sold increased 14% due to higher wheat costs. Included in cost of goods sold in the first nine months of 2003 was a pretax non-cash gain of $3 million, relating to the curtailment of certain postretirement healthcare benefit plans of U.S. salaried plant employees.

            Gross profit decreased 6% in the first nine months of 2003 from the first nine months of 2002 as a result of the higher raw material costs and weaknesses in our U.S. bakery mix and frozen bakery operations partially offset by higher volumes and margins in the Brazilian wheat milling operations. SG&A decreased 4% in the first nine months of 2003 from the first nine months of 2002 due to cost savings programs. In addition, in the first nine months of 2003, SG&A included a pretax non-cash gain of $1 million relating to the curtailment of certain postretirement healthcare benefit plans of salaried U.S. employees.

            Income from operations decreased 8% in the first nine months of 2003 from the first nine months of 2002 as a result of weaknesses in our U.S. bakery operations partially offset by higher results in our Brazilian wheat milling operations.

     OTHER SEGMENT (SOY INGREDIENTS)

            Our soy ingredients business was contributed to Solae, our joint venture with DuPont, in the second quarter of 2003. Therefore, historical results are presented herein for comparative purposes.

     NON-OPERATING INCOME (EXPENSE) - NET

            A summary of significant non-operating items for the periods indicated follows.

                                                                                        NINE MONTHS ENDED
                                                                                          SEPTEMBER 30,
                                                                                      ---------------------
                                                                                        2003          2002
                                                                                      ---------------------
                                                                                        (US$ IN MILLIONS)
            Interest income......................................................     $   104       $    71
            Interest expense.....................................................        (157)         (103)
            Interest expense on debt financing readily marketable inventories....         (11)          (21)
            Foreign exchange gains (losses)......................................          76          (243)
            Other income.........................................................           4            13
                                                                                      ---------------------
                              Total..............................................     $    16       $  (283)
                                                                                      =====================

            Interest income increased 46% in the first nine months of 2003 from the first nine months of 2002 due to interest income on higher average cash balances and higher interest rates in Brazil. The first nine months of last year also included $6 million of interest income resulting from the completion of a tax examination. Interest expense increased 52% primarily due to higher average debt levels resulting from debt incurred to acquire Cereol and our assumption of Cereol's debt, partially offset by a reduction in interest expense due to more efficient use of working capital. Also, in the latter half of 2002 and May 2003, Bunge issued long-term debt at relatively higher interest rates to reduce our reliance on short-term debt and finance the repayment of the current portion of long-term debt coming due. Interest expense on debt financing readily marketable inventories decreased $10 million due to lower average short-term interest rates.

            Foreign exchange gains were $76 million in the first nine months of 2003 compared to losses of $243 million in the first nine months of last year due to the 2003 first nine months 21% appreciation in the value of the Brazilian REAL against the U.S. dollar. In contrast, in the third quarter of 2002, the value of the REAL declined by 40% relative to the U.S. dollar resulting in foreign exchange losses.

     INCOME TAX EXPENSE

            Income tax expense increased to $131 million in the first nine months of 2003 from $104 million in the first nine months of 2002. Our effective tax rate is affected by the geographic locations in which we do business, movements in foreign exchange and U.S. tax incentives on export sales. Our estimated effective tax rate for the first nine months of 2003, excluding the $111 million gain on the sale of the Brazilian soy ingredients business, reflects an increase from the annual 2002 effective tax rate predominantly due to the recent appreciation in the value of the Brazilian REAL. However, in the third quarter of 2003, we recognized a $6 million U.S. tax benefit relating to our export sales. In the first nine months of 2002, our income tax expense was reduced by a $9 million tax credit relating to the refund of prior years' U.S. Foreign Sales Corporation benefits and a $6 million decrease in the deferred tax asset valuation allowance resulting from changes in the realization of certain net operating loss carry-forwards.

     MINORITY INTEREST

            Minority interest expense increased to $78 million in the third quarter of 2003 from $61 million in the third quarter of 2002 primarily due to the increase in income before taxes.

     NET INCOME

            Net income increased $153 million to $311 million in the first nine months of 2003 from $158 million in the first nine months of 2002. Net income for the nine months ended September 30, 2003 was increased by the $111 million, or $1.10 per fully diluted share, gain on the sale of the Brazilian soy ingredients business. Excluding the gain on sale, net income increased $42 million in the first nine months of 2003 compared to the first nine months of 2002.

            Net income in the first nine months of 2002 also included charges recorded as cumulative effects of changes in accounting principles of $14 million, net of tax, representing the write-off of goodwill in the milling and baking products segment as a result of the adoption of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, and $9 million, net of tax, related to the adoption of SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

     LIQUIDITY AND CAPITAL RESOURCES

     SOURCES OF LIQUIDITY AND CAPITAL

            Our primary financing objective is to maintain a conservative balance sheet that provides flexibility to pursue our growth objectives. We have used a combination of equity and debt to finance non-current assets and working capital needs. At September 30, 2003, our balance sheet continued to show solid liquidity with a current ratio, defined as current assets divided by current liabilities, of 1.47. Our current ratio at December 31, 2002 was 1.44. Due to our cash levels and the liquidity of our agricultural commodities inventories, we believe we have sufficient working capital to satisfy our present business needs.

            To finance working capital, we use cash flows generated from operations and short-term (usually 30-60 days maturity) borrowings, including our commercial paper program and various bank facilities and credit lines. At September 30, 2003, we had $444 million outstanding under our commercial paper program, which has a maximum available borrowing capacity of $600 million. We maintain back-up bank credit lines at least equal to our outstanding commercial paper borrowings. If we were unable to access the commercial paper market, we would use our bank credit lines, which would be at a higher cost than our commercial paper. In addition to our commercial paper program, as of September 30, 2003, we had over $1 billion of available borrowing capacity under various credit facilities and credit lines with a number of lending institutions. We expect our borrowings under these credit facilities and credit lines to increase in connection with our financing of commodity inventories due to higher prices.

            Our short-term and long-term debt decreased $816 million from December 31, 2002 primarily due to the use of $251 million in net proceeds received from the sale of the Brazilian soy ingredients business, the $240 million net proceeds received from the sale of Lesieur in July 2003, the repayment in June 2003 by Mutual Investment Limited of the remaining $55 million principal amount of a note owed to us and cash flow from operations to reduce outstanding indebtedness.

            On May 15, 2003, we completed an offering of $300 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 5.875% per year that mature on May 15, 2013, to reduce further reliance on short-term borrowings and to finance the repayment of the current portion of long-term debt coming due. The notes were issued by our wholly owned finance subsidiary, Bunge Limited Finance Corp., and are guaranteed by us. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, commencing on November 15, 2003.

            In May 2003, Moody's Investor Services assigned a Baa3 to our $300 million, 5.875% senior unsecured notes and changed the ratings status from "Stable" to "Outlook Positive." Fitch assigned a BBB corporate rating to us, and also changed our rating status from "Stable" to "Outlook Positive."

            On May 28, 2003, we entered into a $455 million 364-day revolving credit facility and a $195 million 3-year revolving credit facility to replace a EURO 600 million credit facility previously held by a subsidiary. This credit facility was entered into by a subsidiary and is guaranteed by us. There were no amounts outstanding under the credit facility at September 30, 2003.

            Cash and cash equivalents were $501 million at September 30, 2003 and $470 million at December 31, 2002. Included in our inventories were readily marketable commodities inventories of $1,563 million at September 30, 2003 and $1,517 million at December 31, 2002.

            Shareholders' equity increased to $2,200 million at September 30, 2003 from $1,472 million at December 31, 2002 as a result of net income of $311 million, $55 million received from Mutual Investment Limited as a result of the repayment of a note owed to us, foreign exchange translation gains of $375 million primarily generated by our European, Brazilian and Argentine subsidiaries, $11 million attributable to the exercise of employee stock options and other comprehensive gains of $7 million. This increase was partially offset by dividends paid to shareholders of $31 million.

            On July 3, 2003, we sold Lesieur, a French producer of branded bottled vegetable oils, to Saipol, an oilseed processing joint venture between Bunge and Sofiproteol. We received in cash $240 million for the sale and the repayment of Lesieur's intercompany loan due to Cereol at closing of $72 million, and a note receivable from Sofiproteol of $31 million. The proceeds from the sale were used to reduce outstanding indebtedness. The note receivable is due July 2009 with interest payable annually at a rate of 5.55%.

            In connection with the Cereol acquisition, we have accrued termination benefits and facility related exit costs as part of acquisition integration plan, which is designed to streamline personnel and close surplus and unprofitable facilities. These costs, which totaled $35 million, have been accrued as part of the Cereol acquisition purchase price.

            In connection with Cereol's operations in Eastern Europe, Cereol entered into a joint venture with the European Bank for Reconstruction and Development, or EBRD, pursuant to which Cereol owns approximately 60% and the EBRD owns approximately 40% of Polska Oil Investment B.V., or Polska Oil. Polska Oil, in turn, owns 50% of Zaklady Thuszczowe Kruszwica S.A., or Kruszwica, a Polish producer of bottled edible oils. Polska Oil and Kruszwica are our consolidated subsidiaries. Pursuant to an amended and restated shareholders agreement between Cereol and the EBRD, the EBRD has the option to put its shares in Polska Oil to us at any time prior to June 3, 2005 at the then current fair market value as determined by an independent expert, subject to a floor and cap based on a contractual formula. At September 30, 2003, the estimated fair value of the EBRD stake in Polska Oil was approximately $25 million.

     CASH FLOWS

            In the first nine months of 2003, our cash balance increased $31 million, reflecting the net impact of cash flows from operating, investing and financing activities, compared to a $32 million increase in our cash balance in the first nine months of 2002.

            Our operating activities generated cash of $638 million in the first nine months of 2003, compared to cash generated of $154 million in the first nine months of 2002. The increase in net income for the first nine months of 2003 compared to the same period last year and lower inventory purchases in Brazil increased cash flow from operating activities in 2003. Also reflected in the cash flow from operations is the $57 million paid to McCormick in connection with the settlement agreement relating to the sale of Ducros in April 2003.

            Cash generated by investing activities was $184 million for the first nine months of 2003, compared to cash used of $211 million in the first nine months of 2002. Investments in property, plant and equipment consisted primarily of additions under our normal capital expenditure plan. In the first nine months of 2003, we received net proceeds of $251 million from the sale of our Brazilian soy ingredients business and $240 million from the sale of Lesieur. We used $23 million to acquire the remaining 2.62% of Cereol's outstanding shares that we did not already own and, in connection with the settlement of the Ducros arbitration, we paid an additional purchase price to Edison and Cereol's former public shareholders of $42 million. In addition, in the first nine months of 2003, we have completed certain smaller acquisitions in India and Eastern Europe having an aggregate purchase price of approximately $33 million. In the first nine months of 2002, we used cash to acquire shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries and to acquire La Plata Cereal.

            Cash used in financing activities was $842 million in the first nine months of 2003, compared to cash generated of $184 million in the first nine months of 2002. In the first nine months of 2003, we used cash flow from operations, the net proceeds from the sales of our Brazilian soy ingredients business and Lesieur and the $300 million unsecured senior notes issued on May 15, 2003 to reduce borrowings on short and long-term debt. Mutual Investment Limited repaid in full the $55 million note owed to us. Dividends paid during the first nine months of 2003 were $31 million. In the first nine months of 2002, we generated cash by selling common shares for net proceeds of $292 million.

     RECENT DEVELOPMENTS

            On October 24, 2003, Bunge announced that its Brazilian fertilizer subsidiary, Bunge Fertilizantes S.A., has acquired approximately 11% of the total outstanding shares of Fertilizantes Fosfatados S.A. (Fosfertil). As a result of the acquisition, Bunge Fertilizantes now directly owns over 12% of the total outstanding shares of Fosfertil. In addition, Bunge Fertilizantes also owns an indirect interest in Fosfertil through its 52% majority-owned consolidated subsidiary, Fertifos, which owns 56% of the outstanding shares of Fosfertil. The total purchase price paid for these shares was R$240 million (approximately $84 million).

            In October 2003, the Argentine government passed a new tax law affecting exporters of certain products, including grains and oilseeds. The law generally provides that in certain circumstances when an export is made to a related party that is not the final purchaser of the exported products, the income tax payable by the exporter with respect to such sales must be based on the greater of the contract price of the exported products or the market price of the products at the date of shipment. The Argentine government has not yet issued interpretive regulations regarding the application and scope of this law. We will continue to monitor developments with respect to this legislation and any effect this may have on our consolidated financial statements.


     DIVIDENDS

            On October 8, 2003, we announced that our board of directors had declared a regular quarterly cash dividend of $0.11 per share. The dividend is payable on December 1, 2003 to shareholders of record on November 14, 2003.

     CRITICAL ACCOUNTING POLICIES

            Critical accounting policies are defined as those policies that are both important to the portrayal of our financial condition and results of operations and require management to exercise significant judgment. For a complete discussion of our accounting policies, see our annual report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission. There have been no significant changes in our critical accounting policies since December 31, 2002.

     RECENT ACCOUNTING PRONOUNCEMENTS

            In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150), ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that a company classify a financial instrument, which is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and to certain other instruments that existed prior to May 31, 2003 as of the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on Bunge's consolidated financial statements.

            In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES (FIN 46), an interpretation of Accounting Research Bulletin No. 51, CONSOLIDATED FINANCIAL STATEMENTS (ARB
     51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities that are subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective in the fourth quarter of 2003. Bunge does not believe the adoption of FIN 46 will impact the accounting for its accounts receivable securitizations. Bunge is evaluating the effect, if any, that FIN 46 will have on its consolidated financial statements.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK

     RISK MANAGEMENT

            As a result of our global operating and financing activities, we are exposed to changes in agricultural commodity prices, foreign currency exchange rates and interest rates, which may affect our results of operations and financial position. We use derivative financial instruments for the purpose of managing the risks and/or costs associated with fluctuations in commodity prices and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, those fluctuations are generally offset by the value of the underlying exposures being hedged. The counterparties to these contractual arrangements are primarily major financial institutions or, in the case of commodity futures and options, a commodity exchange. As a result, credit risk arising from these contracts is not significant and we do not anticipate any significant losses. Our finance and risk management committee supervises, reviews and periodically revises our overall risk management policies and risk limits. We only enter into derivatives that are related to our inherent business and financial exposure as a global agribusiness company.


     COMMODITIES RISK

            We operate in many areas of the food industry from agricultural raw materials to the production and sale of branded food products. As a result, we use and produce various materials, many of which are agricultural commodities, including soybeans, soybean oil, soybean meal, wheat and corn. Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors that may create price risk. We enter into various derivative contracts, primarily exchange traded futures and options, with the objective of managing our exposure to adverse price movements in the agricultural commodities used for our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are a combination of quantity and value at risk limits. We measure and review our sensitivity to our net commodities position on a daily basis.

            We use a sensitivity analysis to estimate our daily exposure to market risk on our agricultural commodity position. The daily net agricultural commodity position consists of inventory, related purchase and sale contracts, and exchange-traded contracts, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values calculated for each agricultural commodity by valuing each net position at quoted average futures prices for the period. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

                                                        NINE MONTHS ENDED            YEAR ENDED
                                                       SEPTEMBER 30, 2003         DECEMBER 31, 2002
                                                    ------------------------   ------------------------
            (US$ IN MILLIONS)                       FAIR VALUE   MARKET RISK   FAIR VALUE   MARKET RISK
            -----------------                       ----------   -----------   ----------   -----------
            Highest long position.............        $  389        $  39        $  529         $ 53
            Highest short position............           (50)          (5)          (10)          (1)
            Average long position.............        $   56        $   6        $  162         $ 16


     CURRENCY RISK

            Our global operations require active participation in foreign exchange markets. To reduce the risk of foreign exchange rate fluctuations, we follow a policy of hedging net monetary assets and liabilities and transactions denominated in currencies other than the functional currencies applicable to each of our various subsidiaries. Our primary exposure is related to our businesses located in Brazil and Argentina and to a lesser extent, Europe, the Middle East and Asia. To minimize the adverse impact of currency movements, we enter into foreign exchange swaps and option contracts to hedge currency exposures.

            When determining our exposure, we exclude intercompany loans that are deemed to be permanently invested. The repayments of permanently invested intercompany loans are not planned or anticipated in the foreseeable future and therefore are treated as analogous to equity for accounting purposes. As a result, the foreign exchange gains and losses on these borrowings are excluded from the determination of net income and recorded as a component of accumulated other comprehensive income (loss). The balance of permanently invested intercompany borrowings was $597 million and $699 million as of September 30, 2003 and December 31, 2002, respectively. Included in other comprehensive income (loss) are exchange gains of $112 million in the nine months ended September 30, 2003 and exchange losses of $215 million in the year ended December 31, 2002, related to permanently invested intercompany loans.

            For risk management purposes and to determine the overall level of hedging required, we further reduce the foreign exchange exposure determined above by the value of our agricultural commodities inventories. Our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to our currency exposure.

            Our net currency position, including cross-currency swaps and currency options, and our market risk, which is the potential loss from an adverse 10% change in foreign currency exchange rates, is set forth in the following table. In addition, we have provided an analysis of our foreign currency exposure after reducing the exposure for our agricultural commodities inventory. Actual results may differ from the information set forth below.

                                                                               AS OF SEPTEMBER 30,    AS OF DECEMBER 31,
     (US$ IN MILLIONS)                                                               2003                     2002
     -----------------                                                         -------------------    ------------------
     BRAZILIAN OPERATIONS:
     Net currency short position, from financial instruments,
       including derivatives ..............................................          $ (577)                 $ (843)
     Market risk ..........................................................             (58)                    (84)

     Agricultural commodities inventories .................................             602                     870
     Net currency long position, less agricultural commodities
       inventories ........................................................              25                      27
     Market risk ..........................................................          $    3                  $    3


     ARGENTINE OPERATIONS:
     Net currency long position, from financial instruments,
       including derivatives...............................................          $  (31)                 $  112
     Market risk ..........................................................               3                      11

     Agricultural commodities inventories .................................             108                      38
     Net currency long position, less agricultural commodities
       inventories ........................................................              77                     150
     Market risk ..........................................................          $    8                  $   15

     INTEREST RATE RISK

            In May 2003, we completed an offering of $300 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 5.875% per year that mature in May 2013. The notes were issued by our wholly owned finance subsidiary, Bunge Limited Finance Corp., and guaranteed by us. Interest is payable semi-annually in arrears in May and November of each year, commencing in November 2003. We used the net proceeds of approximately $296 million to reduce short-term borrowings and finance the repayment of the current portion of long-term debt coming due. There have been no significant changes in our interest rate market risk since December 31, 2002.

                                OTHER INFORMATION


     COMPLIANCE WITH EXCHANGE ACT REPORTING REQUIREMENTS

            We have filed timely our Form 20-F and all other reports required to be filed by us pursuant to the Securities Exchange Act of 1934, as amended.


     CONTROLS AND PROCEDURES

            As of September 30, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are adequate and effective in timely alerting them to material information relating to Bunge (including its consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

            During the quarterly period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BUNGE LIMITED


     Date: November 14, 2003                   By:  /s/ William M. Wells
                                                    --------------------
                                                    William M. Wells
                                                    Chief Financial Officer


                                                    /s/ T.K. Chopra
                                                    ---------------
                                                    T.K. Chopra
                                                    Controller and Principal
                                                      Accounting Officer

                                       34
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                                  EXHIBIT INDEX

     Exhibit 99.1 Certifications of Bunge Limited's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

     Exhibit 99.2 Certifications of Bunge Limited's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                       35